Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Prima BioMed Ltd (Company)

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Performance Rights

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	38,183,211

3	Principal terms of the +securities (e.g. if options, exercise
	price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Performance Rights granted as Long Term Incentives (“LTIs”) and Short Term Incentives (“STIs”) have been issued under Executive Incentive Plan as follows:

1. 26,715,686 of Performance rights are granted as LTIs subject to meeting vesting conditions of total shareholder return criteria being achieved and continued employment till 1 October 2017 for 75% of these LTIs and till 1 October 2018 for 25% of these LTIs.

2. 11,467,525 of Performance rights are granted as STIs with vesting conditional on meeting various individually set KPIs and continued employment till 1 October 2015.

On vesting of either LTIs or STIs, shares will be issued for no consideration.

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, if/when the Performance Rights vest to shares.

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Performance Rights are issued to employee under the Executive Incentive Plan.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No.

6b	The date the security holder resolution under rule 7.1A was passed	N/A.

6c	Number of +securities issued without security holder approval under rule 7.1	N/A.

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A.

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

6f	Number of +securities issued under an exception in rule 7.2	N/A.

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A.

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A.

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	N/A.

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item
33 of Appendix 3B.

		19 September 2014

		Number		+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	1,228,709,341 77,378,696		Ordinary fully paid shares (ASX: PRR) Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

9	Number and +class of all	Number	+Class - Options
	+securities not quoted on ASX (including the +securities in	Amount	Exercise Price	Expiration Date
		1,884,253	$0.2685	9 November 2014
	section 2 if applicable)	1,884,253	$0.2360	8 December 2014
		1,061,411	$0.2271	12 January 2015
		1,118,211	$0.2345	12 February 2015
		1,075,269	$0.2277	18 March 2015

		500,000	$0.2500	6 May 2015
		1,055,011	$0.2351	19 May 2015
		2,000,000	$0.1000	6 December 2014
		740,741	$0.3390	1 February 2016
		100,000	$0.2790	3 November 2014
		100,000	$0.2329	3 January 2015
		2,800,000	$0.1850	1 August 2015
		200,000	$0.1730	20 February 2016
		1,758,176	$0.0774	30 June 2018
		165,116	$0.0774	30 June 2018
		16,442,441	Total

		Number	+Class – Performance Rights
		Amount	Type	Expiration Date
		11,467,525	STI	30 October 2015
		26,715,686	LTI	30 October 2018
		38,183,211	Total

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue
11	Is security holder approval required?	N/A.

12	Is the issue renounceable or non-renounceable?	N/A.

13	Ratio in which the +securities will be offered	N/A.

14	+Class of +securities to which the offer relates	N/A.

15	+Record date to determine entitlements	N/A.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.

17	Policy for deciding entitlements in relation to fractions	N/A.

18

Names of countries in which the entity has security holders
who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A.

19	Closing date for receipt of acceptances or renunciations	N/A.

20	Names of any underwriters	N/A.

21	Amount of any underwriting fee or commission	N/A.

22	Names of any brokers to the issue	N/A.

23	Fee or commission payable to the broker to the issue	N/A.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A.

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A.

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	N/A.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.

28	Date rights trading will begin (if applicable)	N/A.

29	Date rights trading will end (if applicable)	N/A.

30	How do security holders sell their entitlements in full through a broker?	N/A.

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	N/A.

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A.

33	+Issue date	N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend,
  (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than
  in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	19 September 2014
Company secretary

Print name:	Deanne Miller